FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For September 1, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated September 1, 2009; and

2.

Material Change Report dated September 1, 2009 (re: September 1, 2009, news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  September 1, 2009

By:

/s/ Bassam Moubarak

(Name)

Its:

Chief Financial Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Announces Delay in Filing Annual Financial Statements

Vancouver, BC – September 1, 2009:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) reports that it has been delayed in filing its annual financial statements, annual Management Discussion & Analysis related thereto and its Annual Information Form in Form 20-F, for the fiscal year ended May 31, 2009, by the required filing date under applicable Canadian securities laws, namely August 31, 2009.  The delay is attributable to additional time required for completion of the May 31, 2009 audit.

The Company has notified the British Columbia and Ontario securities regulators of the filing default and has applied for the issuance of a management cease trade order, which, until the Company has made the required filings, will prohibit trading in Petaquilla shares by Petaquilla directors, officers and other insiders of the Company and those who have been directors, officers or insiders of the Company during the period that the financial statements are being prepared.

The Company is working with its auditor to complete the audit of the Company’s financial statements as soon as possible and anticipates filing its annual financial statements and related annual filings in approximately one week’s time.  Until its annual financial statements and related annual filings are filed, the Company intends to satisfy the requirements described in National Policy 12-203 including the issuance of bi-weekly default status reports. The current Notice of Default follows and is also available for viewing on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Bassam Moubarak
Chief Financial Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

National Policy 12-203

Notice of Default

Petaquilla Minerals Ltd. (the “Issuer”) hereby gives notice to the British Columbia Securities Commission and the Ontario Securities Commission pursuant to National Policy 12-203, Cease Trade Orders for Continuous Disclosure Defaults, as follows:

1.

the Issuer was not able to file its audited annual financial statements and related management discussion and analysis for the period June 1, 2008, to May 31, 2009 (the “Financial Statements”) by August 31, 2009, the filing date prescribed by Section 4.2 of National Instrument 51-102, Continuous Disclosure Obligations;

2.

the filing of the Financial Statements has been delayed due to additional time required for completion of the May 31, 2009 audit;

3.

the Issuer intends to file the Financial Statements by September 4, 2009, and in any event will file the Financial Statements no later than September 30, 2009;

4.

the Issuer intends to satisfy the provisions of the alternative information guidelines so long as it remains in default of the Financial Statements filing requirement;

5.

the Issuer is not subject to any insolvency proceedings; and

6.

except as may be contained in the Financial Statements, there is no material information concerning the affairs of the Issuer that has not been generally disclosed.

DATED this 1st day of September, 2009.

PETAQUILLA MINERALS LTD.

Per:

/s/ Bassam Moubarak

Bassam Moubarak, CA

Chief Financial Officer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

September 1, 2009

Item 3.

News Release

The Company’s news release dated September 1, 2009, was disseminated by Marketwire, Incorporated on September 1, 2009.

Item 4.

Summary of Material Change

The Company reports that it has been delayed in filing its annual financial statements, annual Management Discussion & Analysis related thereto and its Annual Information Form in Form 20-F, for the fiscal year ended May 31, 2009, by the required filing date under applicable Canadian securities laws, namely August 31, 2009.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument  5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Bassam Moubarak, Chief Financial Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated September 1, 2009

PETAQUILLA MINERALS LTD.

Per:

/s/ Bassam Moubarak

Bassam Moubarak

Chief Financial Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Bassam Moubarak

Contact Telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Announces Delay in Filing Annual Financial Statements

Vancouver, BC – September 1, 2009:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) reports that it has been delayed in filing its annual financial statements, annual Management Discussion & Analysis related thereto and its Annual Information Form in Form 20-F, for the fiscal year ended May 31, 2009, by the required filing date under applicable Canadian securities laws, namely August 31, 2009.  The delay is attributable to additional time required for completion of the May 31, 2009 audit.

The Company has notified the British Columbia and Ontario securities regulators of the filing default and has applied for the issuance of a management cease trade order, which, until the Company has made the required filings, will prohibit trading in Petaquilla shares by Petaquilla directors, officers and other insiders of the Company and those who have been directors, officers or insiders of the Company during the period that the financial statements are being prepared.

The Company is working with its auditor to complete the audit of the Company’s financial statements as soon as possible and anticipates filing its annual financial statements and related annual filings in approximately one week’s time.  Until its annual financial statements and related annual filings are filed, the Company intends to satisfy the requirements described in National Policy 12-203 including the issuance of bi-weekly default status reports. The current Notice of Default follows and is also available for viewing on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Bassam Moubarak
Chief Financial Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

National Policy 12-203

Notice of Default

Petaquilla Minerals Ltd. (the “Issuer”) hereby gives notice to the British Columbia Securities Commission and the Ontario Securities Commission pursuant to National Policy 12-203, Cease Trade Orders for Continuous Disclosure Defaults, as follows:

1.

the Issuer was not able to file its audited annual financial statements and related management discussion and analysis for the period June 1, 2008, to May 31, 2009 (the “Financial Statements”) by August 31, 2009, the filing date prescribed by Section 4.2 of National Instrument 51-102, Continuous Disclosure Obligations;

2.

the filing of the Financial Statements has been delayed due to additional time required for completion of the May 31, 2009 audit;

3.

the Issuer intends to file the Financial Statements by September 4, 2009, and in any event will file the Financial Statements no later than September 30, 2009;

4.

the Issuer intends to satisfy the provisions of the alternative information guidelines so long as it remains in default of the Financial Statements filing requirement;

5.

the Issuer is not subject to any insolvency proceedings; and

6.

except as may be contained in the Financial Statements, there is no material information concerning the affairs of the Issuer that has not been generally disclosed.

DATED this 1st day of September, 2009.

PETAQUILLA MINERALS LTD.

Per:

/s/ Bassam Moubarak

Bassam Moubarak, CA

Chief Financial Officer